As confidentially submitted to the U.S. Securities and Exchange Commission on July 26, 2021.
This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and
Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Vistas Acquisition Company II Inc.
(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Wall Street, 8th Floor
New York, New York 10005
(212) 859-3525
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Saurabh Gupta
Chief Executive Officer
30 Wall Street, 8th Floor
New York, New York 10005
(212) 859-3525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 Tel: (212) 294-6700	Michael Johns Philip Millward Maples and Calder (Cayman) LLP PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands Tel: (345) 949-8066	Kyungwon Lee, Esq. Shearman & Sterling LLP c/o 21st Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong Tel: +852 2978 8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant(2)	25,300,000 Units	$10.00	$253,000,000	$27,602.30
Class A ordinary shares included as part of the units(3)	25,300,000 Shares	—	—	—	(4)
Redeemable warrants included as part of the units(3)	12,650,000 Warrants	—	—	—	(4)
Total			$253,000,000	$27,602.30

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Includes 3,300,000 units, consisting of 3,300,000 Class A ordinary shares and 1,650,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.
(4)	No fee pursuant to Rule 457(g).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Vistas Acquisition Company II Inc. is confidentially filing this Amendment No. 1 (“Amendment No. 1”) to its draft registration statement on Form S-1 (the “Registration Statement”) as an exhibit-only filing. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement (and its corresponding index), the signature page to the Registration Statement and the filed exhibits. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement, and, therefore, the remainder of the Registration Statement is unchanged and has been omitted.

EXHIBIT INDEX

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are being filed herewith:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association.*
3.2	Amended and Restated Memorandum and Articles of Association.*
4.1	Specimen Unit Certificate.*
4.2	Specimen Class A Ordinary shares Certificate.*
4.3	Specimen Warrant Certificate.*
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
5.1	Opinion of Winston & Strawn LLP.*
10.1	Form of Letter Agreement among the Registrant, Vistas Acquisition Sponsor II LLC and each of the executive officers, directors and initial shareholders of the Registrant.*
10.2	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*
10.3	Form of Registration Rights Agreement among the Registrant, Vistas Acquisition Sponsor II LLC and the Holders signatory thereto.*
10.4	Form of Private Placement Warrants Purchase Agreement between the Registrant and Vistas Acquisition Sponsor II LLC.*
10.5	Form of Indemnity Agreement.*
10.6	Promissory Note issued to Vistas Acquisition Sponsor II LLC.*
10.7	Securities Subscription Agreement between the Registrant and Vistas Acquisition Sponsor II LLC.*
10.8	Form of Administrative Services Agreement between the Registrant and Vistas Acquisition Sponsor II LLC.*
14	Form of Code of Ethics.*
23.1	Consent of Marcum LLP.*
23.2	Consent of Winston & Strawn LLP (included on Exhibit 5.1).*
24	Power of Attorney (included on signature page to the initial filing of this Registration Statement).*
99.1	Form of Audit Committee Charter.*
99.2	Form of Compensation Committee Charter.*
99.3	Consent of Klaas Baks.*
99.4	Consent of Abhinav Somani.*
99.5	Consent of David Knower.*
99.6	Consent of Bodo Uebber.*

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the [    ] day of [    ], 2021.

Vistas Acquisition Company II Inc.

By:
Name:	Saurabh Gupta
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Saurabh Gupta his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Director	[ ], 2021
Saurabh Gupta	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2021
Dhruv Saxena	(Principal Financial and Accounting Officer)

	Director	[ ], 2021
Abhayanand Singh

	Director	[ ], 2021
F. Jacob Cherian

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